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06011859

SEC MAIL PROCESSING RECEIVED MAR 2 0 2006 WASH. D.C. SECTION

FILE NO. 82-3311

March 9, 2006

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VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the document of which contents were announced by the Company.

- Notice of Issuance of Stock Acquisition Rights (dated March 8, 2006) (English translation)

PROCESSED
MAR 2 3 2006
THOMSON FINANCIAL

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

FILE NO. 82-3311

(Translation)

RECEIVED MAR 20 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 209

March 8, 2006

Dear Sirs,

Name of the Company: Shiseido Company, Limited

Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to: Takafumi Uchida
General Manager of
Administration Division
(Tel: 03 - 3572 - 5111)

Notice of Issuance of Stock Acquisition Rights

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would issue stock acquisition rights as reward-type stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan, as well as the resolution adopted at its 105th Ordinary General Meeting of Shareholders (on June 29, 2005), as described below.

Description

1. Reason for the issuance of stock acquisition rights:

To afford incentives to and raise the morale of the directors, corporate officers and employees of the Company and the Shiseido group companies to achieving much improved results and secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company intends to issue, free of charge, stock acquisition rights as stock options.

The stock acquisition rights are reward-type stock options for individual performances of individuals and teams of the Company and the Shiseido group companies that substantially contribute to its business performance on a consolidated basis, as a plan to inspire can-do spirits of and afford incentives to the employees.

2. Outline of the issuance of stock acquisition rights:

(1) Qualified grantees of stock acquisition rights:

21 employees of the Company and Shiseido group companies.

(2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

63,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula; provided, however, that such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded:

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

In addition, in the event that after the issue date of the stock acquisition rights, the Company enters into a merger or consolidation or a corporate separation that requires any adjustment to the said number of shares to be issued or transferred upon exercise of the stock acquisition rights, an adjustment shall be made thereto to the extent it is reasonable, by taking into consideration the terms and conditions of the merger or consolidation or the corporate separation.

(3) Total number of stock acquisition rights to be issued:

63 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).

Provided, however, that in case of an adjustment to the number of shares as set forth in item (2) above, an adjustment shall be made similarly to the number of shares to be issued or transferred for each stock acquisition right.

(4) Issue price of each stock acquisition right:

Free of charge.

(5) Issue date:

March 8, 2006

(6) Amount to be paid in upon exercise of each stock acquisition right:

The paid-in amount per share to be issued or transferred upon exercise of each stock acquisition right shall be ¥2,012 (¥2,012,000 per stock acquisition right).

The said paid-in amount is the average (¥2,012: any fraction of one yen was rounded upward to the nearest one yen) of the daily closing prices (regular way) of the Company's shares on the Tokyo Stock Exchange for 20 days (exclusive of any day on which transactions are not validly made) counting retrospectively from the day immediately preceding the issue date of the stock acquisition rights and is higher than the closing price (¥1,982) on the issue date of the stock acquisition rights.

In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the said paid-in amount shall be adjusted according to the division/consolidation ratio, in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition, in the event that the Company issues or transfers new shares at a paid-in price lower than the current market price (exclusive of the issuance or transfer of new shares upon exercise of stock acquisition rights), the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

(7) Stock acquisition right exercise period:

From April 1, 2006 to March 31, 2009

(8) Terms and conditions of the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as director, corporate officer or employee of the Company or any Shiseido group company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or any other good reason.

2. If any grantee of stock acquisition rights dies prior to the expiration of the stock acquisition right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

3. Any other term and condition shall be governed by a "contract of granting

stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights according to the resolutions to be adopted at the meeting of the Board of Directors for the issuance of the stock acquisition rights.

(9) Events and conditions to cancel stock acquisition rights:

1. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

2. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights as he/she leaves office as director, corporate officer or employee of the Company or any Shiseido group company before he/she does so, the Company may cancel his/her stock acquisition rights without consideration.

3. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in the "contract of granting stock acquisition rights", the Company may cancel his/her stock acquisition rights without consideration.

(10) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

[For reference]

1. The date of resolution of the Board of Directors for the submission of the proposition to the Ordinary General Meeting of Shareholders:	April 27, 2005
2. The date of resolution of the Ordinary General Meeting of Shareholders:	June 29, 2005

The stock option plans of the Company during the business term ending March 31, 2006 (from April 1, 2005 to March 31, 2006) are (two types of) executive compensation-type stock option plans and employee-incentive-type and reward-type stock option plans. The purposes of the respective stock option plans are described below:

(1) Executive compensation-type stock option plans:

1) Stock compensation-type stock options as medium-term incentives

To make the Directors and corporate officers of the Company share with its shareholders merits and risks pertaining to its stock prices and afford incentives to

them to achieving much improved results and higher stock prices, the Company issued stock acquisition rights as stock options, free of charge.

The stock acquisition rights, which are characterized as compensation linked with the stock prices of the Company, are stock compensation-type stock options, the amount of which to be paid in upon the exercise thereof shall be ¥1 per share.

Furthermore, the stock acquisition rights, as medium-term incentives to its Directors and corporate officers implementing its three-year plan, which has started as from April 1, 2005, are exercisable on condition that the specified rate of achievement of targets under the plan be reached.

For that purpose, the stock acquisition rights were issued during the current fiscal year as follows:

- Grantees of stock acquisition rights: 25
- Total number of issued stock acquisition rights: 408 rights
- Issue date: July 28, 2005
- Amount to be paid in upon exercise of each stock acquisition right: ¥1 (per share)

2) Stock options as long-term incentives

To link compensation of the Directors and corporate officers of the Company with an increase in its shareholder value on a long-term basis, while placing emphasis on their sharing interests with its shareholders, secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company issued stock acquisition rights as stock options, free of charge.

The stock acquisition rights are stock options characterized as compensation linked with its stock prices as long-term incentives to the Directors and corporate officers of the Company.

For that purpose, the stock acquisition rights were issued during the current fiscal year as follows:

- Grantees of stock acquisition rights: 26
- Total number of issued stock acquisition rights: 261 rights
- Issue date: July 28, 2005
- Amount to be paid in upon exercise of each stock acquisition right: ¥1,481 (per share)

(2) Employee-incentive-type and reward-type stock option plans:

1) Employee-incentive-type stock options

To afford incentives to and raise the morale of the employees of the Company and the directors and employees of the Shiseido group companies to achieving much improved results and secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company issued, free of charge, stock acquisition rights as stock options.

The stock acquisition rights are stock options as incentives to the employees of the Shiseido Group to achieving much improved results while sharing interests with its shareholders.

For that purpose, the stock acquisition rights were issued during the current fiscal year as follows:

- Grantees of stock acquisition rights: 1,159
- Total number of issued stock acquisition rights: 1,851 rights
- Issue date: November 7, 2005
- Amount to be paid in upon exercise of each stock acquisition right: ¥1,896 (per share)

2) Reward-type stock options (to be issued as publicized herein)

To afford incentives to and raise the morale of the directors, corporate officers and employees of the Company and the Shiseido group companies to achieving much improved results and secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company issued, free of charge, stock acquisition rights as stock options.

The stock acquisition rights are reward-type stock options for individual performances of individuals and teams of the Company and the Shiseido group companies that substantially contribute to its business performance on a consolidated basis, as a plan to inspire can-do spirits of and afford incentives to the employees.

For that purpose, the stock acquisition rights were issued during the current fiscal year as follows:

- Grantees of stock acquisition rights: 7
- Total number of issued stock acquisition rights: 11 rights
- Issue date: October 27, 2005
- Amount to be paid in upon exercise of each stock acquisition right: ¥1,865 (per share)

-END-